Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

Xerox Reports Third-Quarter 2009 Earnings of 14 Cents per Share

•	Operating cash flow of $610 million, $1.2 billion cash balance

•	39.8 percent gross margin

•	Revenue impacted by continued weakness in global economy

•	Increasing guidance for full-year earnings and operating cash

NORWALK, Conn., Oct. 22, 2009 – Xerox Corporation (NYSE: XRX) announced today third-quarter 2009 results that include earnings per share of 14 cents and $610 million in operating cash flow.

“Our third-quarter performance reflects our continued disciplined approach to managing cash and reducing costs,” said Ursula M. Burns, Xerox chief executive officer. “As a result, we exceeded our expectations for earnings and operating cash flow, and are benefiting from operational improvements that are mitigating the economic challenges.”

The company reported third-quarter total revenue of $3.7 billion, down 16 percent from third-quarter 2008 including a 2 point negative impact from currency. Post-sale and financing revenue was down 11 percent, or 9 percent in constant currency. Equipment sale revenue declined 29 percent, or 28 percent in constant currency.

“Just as we are closely managing costs, our customers are doing the same and we have not seen a meaningful shift towards increased spending on technology,” she added. “For many of our business clients – small to large – there remains a hesitancy to invest until more economic factors show signs of steady improvement. We expect this trend will continue to put pressure on revenue for the balance of the year.

“At the same time, we’re winning new business from clients who want to reduce their cost base through our industry-leading managed print services,” said Burns. “Scaling our services business has long been a strategic focus. The growth opportunity is significant, customers are demanding more service-related value, and the multi-year contracts provide profitable recurring revenue. These factors give us confidence in the strategic and financial rationale for acquiring Affiliated Computer Services. With this acquisition and the benefits of our existing annuity-based business, we’ll deliver significant revenue growth, cash and earnings expansion.”

Third-quarter operating cash flow was $610 million. Through the third quarter, the company has generated $1.2 billion in operating cash flow, and, as a result, has increased its expectation for the full year to $1.7 billion. Xerox ended the third quarter with a cash balance of $1.2 billion. Total debt was down $938 million through the first three quarters, and the company is on track to reduce total debt by more than $1 billion this year.

Gross margin was 39.8 percent in the third quarter, an increase of over half a point from the prior year. Third-quarter selling, administrative and general expenses were down year over year by $131 million and SAG as a percent of revenue was 27.4 percent.

Xerox expects fourth-quarter 2009 earnings per share in the range of 20 cents to 22 cents, excluding costs related to the acquisition of ACS. The company has increased its full-year earnings expectations to 55 cents to 57 cents per share, which excludes fourth-quarter ACS acquisition related costs. Prior guidance for full-year 2009 was 50 cents to 55 cents per share.

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Media Contact:

Carl Langsenkamp, Xerox Corporation, +1-585-423-5782, carl.langsenkamp@xerox.com

This release discusses revenue growth using a measure noted as “Constant Currency” that excludes the effects of currency translation. Refer to the “Non-GAAP Financial Measures” section of this release for a discussion of these non-GAAP measures. In addition, fourth-quarter and full-year 2009 EPS has been provided without including fourth-quarter ACS acquisition related costs, which cannot be specifically quantified at this time.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; the risk that the future business operations of Affiliated Computer Services, Inc. (“ACS”) will not be successful; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met; the risk that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the Securities and Exchange Commission’s (SEC) Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, http://www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, http://www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Xerox’s proxy statement for its most recent annual meeting and ACS’s proxy statement for its most recent annual meeting, both as filed with the SEC.

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